Filed Pursuant to Rule 424(b)(3) Registration No. 333-230036

Prospectus
9,000,000 Shares of Common Stock
___________________
We are offering up to 9,000,000 shares of our common stock pursuant to this prospectus.
Our common stock is listed on the Nasdaq Capital Market under the symbol “OPGN.” On March 25, 2019, the last reported sale price of our common stock on the Nasdaq Capital Market was $0.88 per share. The public offering price share will be determined between us and the underwriters based on market conditions at the time of pricing, and may be at a discount to the current market price of our common stock.
We are an “emerging growth company” as the term is used in the Jumpstart Our Business Startups Act of 2012 and, as such, we have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings. See “Prospectus Summary - Implications of Being an Emerging Growth Company.”
Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 14.
__________________
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.
	Per Share	Total
Public offering price	$0.60	$5,400,000
Underwriting discount and commissions(1)	$0.042	$378,000
Proceeds, before expenses, to OpGen, Inc.	$0.558	$5,022,000

(1)	In addition to the underwriting discount, we have agreed to reimburse the underwriters for certain expenses. See “Underwriting” for additional disclosure regarding underwriter compensation.

We have granted the underwriters an option for a period of 45 days from the date of this prospectus to purchase up to an additional 1,350,000 shares of our common stock (equal to 15% of the number of shares offered hereby) on the same terms and conditions as set forth above to cover over-allotments, if any. See “Underwriting” for more information.
The underwriters expect to deliver the shares to the purchasers on or about March 28, 2019, subject to customary closing conditions.

Aegis Capital Corp.

Prospectus dated March 26, 2019

You should rely only on the information contained in this prospectus. We have not authorized any person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus is not an offer to sell securities in any state where the offer or solicitation is not permitted. The information contained in this prospectus is complete and accurate as of the date on the front cover of this prospectus, but information may have changed since that date. We are responsible for updating this prospectus to ensure that all material information is included and will update this prospectus to the extent required by law.

This prospectus includes statistical and other industry and market data that we obtained from industry publications and research, surveys and studies conducted by third parties. Industry publications and third-party research, surveys and studies generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe that these industry publications and third-party research, surveys and studies are reliable, we have not independently verified such data and we do not make any representation as to the accuracy of the information.
We own various U.S. federal trademark registrations and applications and unregistered trademarks and servicemarks, including OpGen®, Acuitas®, Acuitas Lighthouse®, AdvanDx®, QuickFISH® and PNA FISH®. All other trademarks, servicemarks or trade names referred to in this prospectus are the property of their respective owners. Solely for convenience, the trademarks and trade names in this prospectus are sometimes referred to without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. We do not intend the use or display of other companies’ trademarks and trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies, products or services.

PROSPECTUS SUMMARY
This summary highlights information contained in greater detail elsewhere in this prospectus. This summary is not complete and does not contain all of the information you should consider in making your investment decision. You should read the entire prospectus carefully before making an investment in our common stock. You should carefully consider, among other things, our financial statements and the related notes and the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in, or incorporated by reference into, this prospectus. When we refer to OpGen, Inc. we use the terms “OpGen,” “the Company,” “us,” “we” and “our.”
Overview
We are a precision medicine company harnessing the power of molecular diagnostics and informatics to help combat infectious disease. We are developing molecular information products and services for global healthcare settings, helping to guide clinicians with more rapid and actionable information about life threatening infections, improve patient outcomes, and decrease the spread of infections caused by multidrug-resistant microorganisms, or MDROs. Our proprietary DNA tests and informatics address the rising threat of antibiotic resistance by helping physicians and other healthcare providers optimize care decisions for patients with acute infections.
Our molecular diagnostics and informatics products, product candidates and services combine our Acuitas® molecular diagnostics and Acuitas Lighthouse® informatics platform for use with our proprietary, curated MDRO knowledgebase. We are working to deliver our products and services, some in development, to a global network of customers and partners.
•
Our Acuitas molecular diagnostic tests provide rapid microbial identification and antibiotic resistance gene information. These products include our Acuitas antimicrobial resistance, or AMR, Gene Panel (Urine) test in development for patients at risk for complicated urinary tract infections, or cUTI, our Acuitas AMR Gene Panel (Isolates) test in development for testing bacterial isolates, and our QuickFISH and PNA FISH FDA-cleared and CE-marked diagnostics used to rapidly detect pathogens in positive blood cultures.  Each of our Acuitas AMR Gene Panel tests is available for sale for research use only, or RUO.

•
Our Acuitas Lighthouse informatics systems are cloud-based HIPAA compliant informatics offerings that combine clinical lab test results with patient and hospital information to provide analytics and actionable insights to help manage MDROs in the hospital and patient care environment. Components of our informatics systems include the Acuitas Lighthouse Knowledgebase and the Acuitas Lighthouse Software. The Acuitas Lighthouse Knowledgebase is a relational database management system and a proprietary data warehouse of genomic data matched with antibiotic susceptibility information for bacterial pathogens.  The Acuitas Lighthouse Software system includes the Acuitas Lighthouse Portal, a suite of web applications and dashboards, the Acuitas Lighthouse Prediction Engine, which is a data analysis software, and other supporting software components.  The Acuitas Lighthouse Software can be customized and made specific to a healthcare facility or collaborator, such as a pharmaceutical company. The Acuitas Lighthouse Software is not distributed commercially for antibiotic resistance prediction and is not for use in diagnostic procedures.

Financing Needs
We have incurred substantial losses since our inception, and we expect to continue to incur additional losses for the next several years. For the years ended December 31, 2018 and 2017, we had net losses of $13.4 million and $15.4 million, respectively. From our inception through December 31, 2018, we had an accumulated deficit of $162.1 million. The report of our independent registered public accounting firm on our financial statements for the years ended December 31, 2018 and 2017 contains explanatory language that substantial doubt exists about our ability to continue as a going concern. We completed a number of financings in 2018 and 2017. The net proceeds from such financings were approximately $26.7 million.
We expect to continue to incur significant operating expenses relating to, among other things:
•	developing our Acuitas AMR Gene Panel products and services for antibiotic resistance testing;

•	commercializing our Acuitas AMR Gene Panel tests and Acuitas Lighthouse informatics services, as RUO products and, once cleared, as diagnostic products and services;
•	conducting additional clinical trials as we seek regulatory approval for some of our product offerings;
•	developing, presenting and publishing additional clinical and economic utility data intended to increase clinician adoption of our current and future products and services;
•	expanding our operating capabilities;
•	developing additional collaborative arrangements;
•	maintaining, expanding and protecting our intellectual property portfolio and trade secrets;
•	expanding the size and geographic reach of our sales force and our marketing capabilities to commercialize potential future products and services; and
•	recruiting and retaining our quality assurance and compliance personnel and maintaining compliance with regulatory requirements.
In order to achieve our strategy, we expect to pursue additional financing transactions.  We are currently evaluating all alternatives available to the Company, including additional equity or debt offerings, pursuit of non-dilutive collaboration revenue and/or business combinations or other significant transactions.  We cannot assure you that additional transactions will not occur as we seek to secure sufficient funding to implement our strategy.
Our Business
We have established a number of commercial arrangements to support execution of our business strategy as we work to address the more than $2 billion potential market for precision medicine MDRO solutions. Our relationship with Merck & Co., Inc. includes investment from Merck Global Health Innovation Fund, or MGHIF, and a research agreement with Merck Sharp & Dohme, or MSD, to provide access to MSD’s 250,000 clinical isolate SMART bacterial surveillance archive. In December 2017, we entered into a subcontractor agreement with ILÚM Health Solutions, LLC, an entity created by Merck’s Healthcare Services and Solutions  division, whereby ILÚM Health Solutions provided us with services to the Company in the performance of the Company’s CDC contract to deploy ILÚM’s commercially-available cloud- and mobile-based software platform for infectious disease management in three medical sites in Colombia with the aim of improving antibiotic use in resource-limited settings.
In October 2018, we entered into a supply agreement with QIAGEN N.V. to advance our rapid diagnostics for antimicrobial resistance. Under the agreement, we will work to commercialize QIAGEN’s EZ1 Advanced XL automated nucleic acid purification instrumentation (EZ1) and reagent kits in the United States to be used with our Acuitas AMR Gene Panel products. Under the terms of the agreement, we will purchase EZ1 instruments and reagent kits from QIAGEN and sell or place them with customers in the United States for use with the Acuitas AMR Gene Panel products, both RUO and, when 510(k) clearance is obtained, as diagnostic products. The EZ1 is a Class I Medical Device listed with the FDA that provides full automation with sample preparation throughput of up to 14 samples per one-hour run. QIAGEN is the global leader for nucleic acid sample preparation with a full line of instruments and reagents. There are thousands of EZ1 instruments currently used in laboratories worldwide.
In September 2018, we announced a collaboration with the New York State Department of Health, or DOH, and ILÚM to develop a state-of-the-art research program to detect, track, and manage antimicrobial-resistant infections at healthcare institutions in New York State. The collaboration is called the New York State Infectious Disease Digital Health Initiative. The first portion of the collaboration is the completion of a development project, expected to last one year, that we believe will lead to a statewide program.  Under the demonstration project, OpGen will work with DOH’s Wadsworth Center and ILÚM to develop an infectious disease digital health and precision medicine platform that connects healthcare institutions to DOH and uses genomic microbiology for statewide surveillance and control of antimicrobial resistance. The DOH, ILÚM and OpGen will work collaboratively to build a sustainable, flexible infectious diseases reporting, tracking and surveillance tool for antimicrobial resistance that can be applied across New York State. The goal of this project is to improve patient outcomes and save healthcare dollars by integrating real-time epidemiologic surveillance with rapid delivery of resistance results to care-givers via web-based and mobile platforms. ILÚM is leading the project with the implementation of its technology platform. OpGen is providing its Acuitas AMR Gene Panel for rapid detection of multidrug-resistant bacterial pathogens along with its Acuitas Lighthouse Software for high resolution pathogen tracking. Under the agreement, OpGen will receive approximately $1.6 million for the 12-month demonstration portion of the project, with the potential for full implementation during the next four years, should certain milestones be achieved by all parties involved.

In June 2017, the Company entered into a global supply agreement to use Thermo Fisher Scientific’s technology to support the commercialization of its rapid molecular products. Under the terms of the agreement, OpGen will commercialize the AMR Gene Panel tests for Pathogen ID and resistance genes on Thermo Fisher’s new mid-throughput real-time PCR system. In January 2018, the Company entered into a second global supply agreement to incorporate Thermo Fisher Scientific’s real-time PCR technology in the company’s Acuitas AMR Gene Panel tests. Specific products covered under these agreements include the QuantStudio 5 Real-Time PCR System, TaqMan® Fast Advanced Master Mix and TaqMan® Probes for quick, multiplexed gene detection.
In October 2017, the Company announced that it was awarded a contract from the Centers for Disease Control and Prevention, or CDC, to develop smartphone-based clinical decision support solutions for antimicrobial stewardship, or AMS, and infection control in low- and middle-income countries. The one-year $860,000 award began September 30, 2017 and funded development and evaluation of cloud-based mobile software. The Company worked with partners ILÚM  and Universidad El Bosque, or UEB, of Bogota, Colombia. The Company’s teaming partner ILÚM provided its cloud- and mobile-based software platform, which integrates electronic patient data and local empiric treatment guidelines to support antimicrobial stewardship. The ILÚM platform is state-of-the-art mobile AMS software that is commercially available and in use in major medical centers. The mobile platform was translated into Spanish and was extended to quickly identify patients requiring infection control precautions, assist with the implementation of appropriate precautions, and assist with the collection and tracking of indicators for monitoring implementation of infection control precautions. During 2018 we deployed the software in three medical sites in Colombia to assess the effectiveness of the effort.  Through the initial pilot, we gained experience and positive results to support the expansion of this important initiative further. The three sites from the project intend to continue using the Insight software tool, and we are in discussions with ILÚM to establish a distribution relationship for Colombia and the region.
We believe more rapid genetic identification methods will reduce morbidity from MDROs, reduce healthcare costs through reduced length of stay, and assist in the identification of targeted antibiotic therapy. Current conventional microbiology, largely unchanged in 50 years, requires one to two days for growth and phenotypic analysis and often leads to the use of broad spectrum antibiotic therapy in the early stages of infection.
We are developing high resolution Acuitas AMR Gene Panel tests designed to determine pathogen levels in clinical specimens and the key drug resistance gene profiles of Gram-negative organisms. Our Acuitas AMR Gene Panel (RUO) tests are available for sale for research use only.  Following completion of our research and development efforts and receipt of appropriate regulatory clearances, we anticipate our Acuitas AMR Gene Panel tests will be used in the clinical setting to provide pathogen and antibiotic resistance gene information to aid in decision-making for patients at risk for cUTI, lower respiratory tract infections, blood stream infections, and for testing of bacterial isolates.
Current Diagnostic Tests and Informatics
Our FDA cleared and CE marked QuickFISH and PNA FISH products are powered by PNA technology and provide rapid pathogen identification, typically in less than 30 minutes from a positive blood culture result.
We currently offer our Acuitas AMR Gene Panel (RUO) tests to contract research organizations, or CROs, pharmaceutical companies, hospitals and other healthcare providers for research use only.
We offer our Acuitas Lighthouse Software to health care facilities and public health facilities for infection control and surveillance purposes.

Lead Diagnostics and Informatics Products in Development
Acuitas AMR Gene Panel and Acuitas Lighthouse Software
The Acuitas AMR Gene Panel is a qualitative and semi-quantitative nucleic acid-based in vitro diagnostic test that is capable of simultaneous detection and identification of multiple bacterial nucleic acids and select genetic determinants of antimicrobial resistance in urine specimens or bacterial colonies isolated from urine and other body sites. The Acuitas AMR Gene Panel (Urine) is intended as an aid in the diagnosis of specific agents of UTIs for patients at risk of cUTI. The Acuitas AMR Gene Panel (Urine) employs automated deoxyribonucleic acid, or DNA, extraction on the Qiagen® EZ1 Advanced XL and multiplex real-time PCR on the Applied Biosystems™ QuantStudio 5 PCR System. The Acuitas AMR Gene Panel (Urine) test detects 47 gene targets which span 600 subtypes and convey resistance to 9 classes of antibiotics directly from urine and isolated colonies, and is currently sold as a RUO test.  Gene families detected include: KPC, NDM, VIM, IMP, OXA, CTXM-1, CTXM-9, CMY, MCR, and resistance genes to fluoroquinolone antibiotics. From urine specimens, the Acuitas AMR Gene Panel (Urine) will semi-quantitatively detect the most common bacterial causes of cUTI (E. coli, K. pneumoniae, P. aeruginosa, P. mirabilis, E. faecalis). While the test is currently designed to detect only five bacterial species, this test will detect resistance genes in other organisms if present without providing species identification. Test results are provided in under three hours, compared with traditional microbiology methods, which can take two to three days.
We are also developing the Acuitas AMR Gene Panel (Isolates) test for testing bacterial isolates. The RUO test is being used in the New York State Infectious Disease Digital Health Initiative for testing of bacterial isolates. The test is genotyping carbapenem resistant isolates from three health systems in the New York City Metro Area. Results are subsequently analyzed by the Acuitas Lighthouse Software to support a series of infection control tracking capabilities that are of interest to the Department of Public Health and healthcare providers. Following the anticipated FDA clearance of the Acuitas AMR Gene Panel (Isolates) test, we expect use of the test to expand to include use of the test information to support antibiotic decision making in acute care patient management of patients with MDRO infections.
The Acuitas Lighthouse Software manages and evaluates data that identify the most common microbial causes of cUTI and key genetic determinants of antibiotic drug resistance, based on the amplification data of gene targets extracted from urine specimens. Through analysis of this data, the Acuitas Lighthouse Software can identify five bacterial species and predict resistance to up to fourteen different antibiotics from across nine  antibiotic classes including: Aminoglycosides, Carbapenems, Cephalosporins, Fluoroquinolones, Polymyxins, Penicillins, Sulfonamides, Trimethoprim and Vancomycin. The Acuitas Lighthouse Software consists of the Acuitas Lighthouse Portal, a web application; the Acuitas Lighthouse Prediction Engine, data analysis software; and draws from the Lighthouse Knowledgebase, a relational database management system; and minor supporting software components. The Acuitas Lighthouse Software was selected by the New York State Department of Health Wadsworth Laboratories for the genomic microbiology component of the New York State Infectious Disease Digital Health Initiative. All components of the Acuitas Lighthouse Software are securely hosted in a cloud-hosted, web-based application. The input to Acuitas Lighthouse Software is a data file generated by processing the results from the Acuitas AMR Gene Panel (Urine) test through the Acuitas AMR Gene Panel (Urine) Gene Analysis Software. This input file indicates which gene targets were detected by the assay and is loaded into the Acuitas Lighthouse Software via an interface of the Acuitas Lighthouse Portal, accessed by the user through a web browser. The Acuitas AMR Gene Panel (Urine) Gene Analysis Software results are retained by the Acuitas Lighthouse Knowledgebase and are sent to the Acuitas Lighthouse Prediction Engine for analysis. The Acuitas Lighthouse Prediction Engine contains software implementations of data models that were derived using a training panel of thousands of bacterial isolates with detailed genotypic and phenotypic characterizations, all stored within the Acuitas Lighthouse Knowledgebase. These models, each specific to one (1) microbial species and antibiotic drug pairing, are used to make predictions of antibiotic resistance by analyzing the loaded input data. The results from the Acuitas Lighthouse Prediction Engine indicate whether there is evidence of resistance detected through the presence of specific genes, and if there is known intrinsic resistance to certain drugs. These final results are reported to the user via a Prediction Report and the Resistance Dashboard interface in the Acuitas Lighthouse Portal; both displays present the Acuitas Lighthouse Prediction Engine output in combination with selected input data and metadata, as well as the semi-quantitative counts of gene copies / mL for urine specimens. Development of the Acuitas Lighthouse Software and the Acuitas AMR Gene Panel (Urine) was the result of a comprehensive, multi-year development effort to help address urgent clinical needs for improved rapid antibiotic decision-making capabilities.

The figure below describes the workflow for the Acuitas AMR Gene Panel (Urine) test and the Acuitas Lighthouse Software.
Our Strategy
We are using our current product and service offerings, and will use our products in development to build and commercialize a comprehensive precision medicine solution for combatting infectious disease with a focus on developing diagnostic tests for rapid pathogen identification and genetic profiling, antibiotic resistance analysis and advanced informatics to store and analyze MDRO and other infectious disease data for hospitals, out-patient settings and other healthcare providers.
The two core components of our strategy are development and commercialization of rapid diagnostic tests and leveraging our Acuitas Lighthouse information services into new markets and channels.
We believe that antimicrobial resistance is an urgent global healthcare issue. MDROs have been prioritized as an urgent national and global threat by the CDC, the executive branch of the federal government and the World Health Organization. In September 2014, The White House issued a National Strategy for Combating Antibiotic-Resistant Bacteria. This strategy calls for the strengthening of surveillance efforts to combat resistance, the development and use of innovative diagnostic tests for identification and characterization of resistant bacteria and antibiotic stewardship and development.
The CDC estimates that in the United States more than two million people are sickened every year with antibiotic-resistant infections, with at least 23,000 dying as a result. Antibiotic-resistant infections add considerable but often avoidable costs to the U.S. healthcare system. In most cases, these infections require prolonged and/or costlier treatments, extended hospital stays, additional doctor visits and healthcare facilities use, and result in greater disability and death compared with infections that are treatable with antibiotics. Estimates for the total economic cost to the U.S. economy are difficult to calculate but the CDC has estimated such costs to be as high as $20 billion in excess direct healthcare costs annually. As described in a December 2014 report issued by the Review on Antimicrobial Resistance commissioned by the U.K. Prime Minister, titled “Antimicrobial Resistance: Tackling a Crisis for the Health and Wealth of Nations,” there are estimated to be 700,000 deaths each year from antimicrobial resistance, including 50,000 deaths annually in the U.S. and Europe.
•
Rapid diagnostics – We are developing OpGen-branded Acuitas AMR Gene Panel tests for use on the Thermo Fisher Scientific Applied Biosystems™ QuantStudio™ 5 Real-Time PCR System. The first of these new tests will be for antibiotic resistance testing of bacterial isolates. The second indication for the Acuitas AMR Gene Panel is for management of patients with cUTI. We anticipate developing tests for additional clinical indications such as lower respiratory tract infections and for new antibiotic decision- making applications. The second rapid diagnostics growth driver is anticipated to be through strategic partner relationships where we will work to expand channel access for our proprietary DNA tests through development and subsequent use of these tests, utilizing the Acuitas Lighthouse Software on established rapid in vitro diagnostic testing platforms.

•
Acuitas Lighthouse informatics and services – We are pursuing commercial opportunities to provide our Acuitas Lighthouse informatics and companion genomic testing to pharmaceutical companies, CROs, health systems, third party in vitro diagnostic companies, and government agencies. Through our participation in the New York State Infectious Disease Digital Health Initiative we anticipate deploying our Acuitas Lighthouse Software throughout the State to help identify and track patients with Superbug infections. Our focus in the health system segment is on helping guide antibiotic decision-making and supporting patient safety initiatives. We are actively pursuing government funding for development and deployment of our Acuitas Lighthouse informatics in the United States and internationally.

In support of our strategy we are working to:
•
complete development, clinical evaluations, obtain necessary regulatory approvals, and successfully commercialize our Acuitas AMR Gene Panel (Urine) for cUTIs with a goal of achieving three-hour antibiotic resistance analysis from the time of specimen collection;

•	commercialize our Acuitas AMR Gene Panel tests for RUO, which started in January 2018;
•	make a FDA 510(k) submission for the Acuitas AMR Gene Panel (Isolates) test in the first or second quarter of 2019 to support commercial launch;
•
follow with additional FDA 510(k) submissions for the Acuitas AMR Gene Panel (Urine) test anticipated in the third quarter of 2019, and the Acuitas Lighthouse Software (AMR Gene Panel Prediction) anticipated in the second half of 2019;

•	successfully complete the demonstration project of the New York State Digital Health Initiative to support Statewide deployment in subsequent years;
•	obtain third party funding to expand our Acuitas AMR Gene Panel test development and access to additional third party rapid testing platforms;
•	expand our business collaborations with Merck and other pharmaceutical companies;
•	capitalize on opportunities to deploy our Acuitas Lighthouse informatics and genomic testing for pharmaceutical/CRO services;
•
grow our Acuitas Lighthouse data warehouse offerings for resistance and susceptibility data in hospital, hospital system, or broader community applications through continued development of the Acuitas Lighthouse Knowledgebase;

•	seek government funding to advance programs focused on identification and treatment of MDROs; and
•	continue development of our Acuitas Lighthouse Software and work to install Acuitas Lighthouse Software to customer sites in the United States and globally.
Molecular Information Business
We are working to build a unique and highly proprietary molecular information business. Our approach combines FDA-cleared and CE-marked rapid diagnostics with our Acuitas Lighthouse Software. We are developing an integrated solution based on a genomic knowledgebase of drug-resistant pathogens. Our approach involves sourcing thousands of pathogens from hospitals worldwide and completing genomic analysis including DNA sequencing and drug susceptibility testing of each individual pathogen. These data are combined along with hospital patient data and other information in our Acuitas Lighthouse Knowledgebase. We anticipate using this information and insights we derive from it to help power our rapid diagnostic products, healthcare management solutions and new applications to support pharmaceutical companies.
Risk Factors
Our business is subject to numerous risks and uncertainties, including those incorporated by reference herein. These risks include, but are not limited to, the following:
•	we have a history of losses and expect to incur losses for the next several years;
•
we will require additional financing and if we are not successful in raising additional capital through debt or equity issuances, we may pursue alternative transactions, including business combinations;

•	the process to obtain FDA clearance and/or approval is time-consuming and expensive process, and we may not be successfully obtaining such clearances or approvals in a timely manner or at all;

•	our products may never achieve significant commercial market acceptance;
•	our contracts with government agencies could be subject to uncertain future funding;
•	our sales cycle is lengthy and variable; and
•	we may not be able to compete successfully with the products and services sold by other companies in our industry, who are better capitalized than we are.

THE OFFERING
Shares offered by us in this offering:	9,000,000 shares of our common stock

Common stock outstanding prior to this offering:	8,645,720 shares of common stock

Common stock outstanding after this offering:	17,645,720 shares, or 18,995,720 shares if the over-allotment option is exercised in full

Use of Proceeds:
We currently intend to use the net proceeds of this offering are:  (1) research and development and regulatory activities in support of the Company’s anticipated FDA 510(k) submissions for the Acuitas AMR Gene Panel test and the Acuitas Lighthouse Software; (2) commercialization of the Acuitas RUO products and Acuitas in vitro diagnostic products following receipt of FDA clearance; (3) investments in manufacturing and operations infrastructure to support sales of the Company’s products; and (4) the balance for general corporate purposes, such as general and administrative expenses, capital expenditures and working capital needs.  We may use a portion of the net proceeds for the acquisitions of businesses, products, technologies or licenses that are complementary to our business, although we have no present commitments or agreements to do so.  See “Use of Proceeds” on page 18 of this prospectus.

Risk Factors:
Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 14 of this prospectus and the other information included or incorporated by reference in this prospectus.

Nasdaq Capital Market symbol:	“OPGN”

The number of shares of common stock to be outstanding immediately after this offering is based on 8,645,720 shares of our common stock outstanding as of December 31, 2018, and excludes:
•
211,559 shares of common stock issuable upon the exercise of outstanding options granted as of December 31, 2018, under our equity incentive plans at a weighted average exercise price of $20.58 per share;

•	3,525,797 shares of common stock issuable upon the exercise of outstanding warrants issued as of December 31, 2018, at a weighted average exercise price of $14.84 per share;
•	250 shares of common stock issuable upon vesting of outstanding restricted stock units granted as of December 31, 2018; and
•	50,863 shares of common stock available for future issuance under our equity incentive plans as of December 31, 2018.
The number of outstanding options, restricted stock units and shares of common stock available for future issuances under our equity incentive plan does not reflect the addition of 345,829 shares to the available shares under the 2015 Plan as of January 1, 2019 as a result of the evergreen provision of the 2015 Plan.
The Company has not issued any additional shares of common stock or granted any stock options, RSUs, other equity awards or warrants as of the date of this prospectus.
Company and Other Information
OpGen, Inc. was incorporated in Delaware in 2001. On July 14, 2015, the Company acquired AdvanDx, Inc., a Delaware corporation, as a wholly owned subsidiary in a merger transaction, or the AdvanDx Merger. Our principal executive office is located at 708 Quince Orchard Road, Gaithersburg, Maryland, 20878, and our telephone number is (240) 813-1260. The Company also has operations in Woburn, Massachusetts, Copenhagen, Denmark and Bogota, Colombia.  Our website address is www.opgen.com. We do not incorporate the information on or accessible through our website into this prospectus, and you should not consider any information on, or that can be accessed through, our website as part of this prospectus.

Implications of Being an Emerging Growth Company
As a company with less than $1.07 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, or the JOBS Act, enacted in April 2012. An “emerging growth company” may take advantage of exemptions from some of the reporting requirements that are otherwise applicable to public companies. These exceptions include:
•
being permitted to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in this prospectus;

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended;
•	reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements; and
•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.
We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the closing of our initial public offering in May 2015. However, if certain events occur prior to the end of such five-year period, including if we become a “large accelerated filer,” our annual gross revenue exceeds $1.07 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company prior to the end of such five-year period.
We have elected to take advantage of certain of the reduced disclosure obligations in this prospectus and may elect to take advantage of other reduced reporting requirements in future filings. As a result, the information that we provide to our stockholders may be different than you might receive from other public reporting companies in which you hold equity interests.
In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. We have irrevocably elected not to avail ourselves of this exemption and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

SUMMARY FINANCIAL DATA
The following summary financial data should be read together with our financial statements and related notes, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” incorporated by reference into this prospectus. The summary statements of operations data for the years ended December 31, 2018 and 2017, and the balance sheet data as of December 31, 2018 have been derived from our audited financial statements incorporated by reference into this prospectus. Historical results are not necessarily indicative of the results that may be expected in the future.
	Year Ended December 31,
	2018	2017
	(In thousands, except per share data)

Statements of Operation Data:
Revenue	$2,946	$3,211
Operating expenses:
Cost of products sold	1,223	1,613
Cost of services(1)	626	520
Research and development(1)	5,677	6,883
General and administrative(1)	7,069	6,693
Sales and marketing(1)	1,532	2,768
Total operating expenses(1)	16,127	18,477
Operating loss	(13,181)	(15,266)
Interest and other (expense) income	5	(87)
Interest expense	(191)	(233)
Foreign currency transaction gains (losses)	(10)	23
Change in fair value of derivative financial instruments	8	144
Provision for income taxes	-	-
Net loss	$(13,369)	$(15,419)
Net loss per common share, basic and diluted	$(2.22)	$(9.80)
Weighted average shares outstanding—basic and diluted	6,009	1,574

(1)	Includes stock-based compensation as follows:

	Year Ended December 31,
	2018	2017

Cost of services	$964	$13,776
Research and development	241,122	237,103
General and administrative	574,244	603,787
Sales and marketing	45,951	56,732

Total stock-based compensation	$862,281	$911,398

	As of December 31, 2018
	Actual	As Adjusted
	(In thousands)
Balance Sheet Data:
Cash and cash equivalents	$4,572	$9,314
Working capital	1,402	6,144
Total assets	8,950	13,692
Accumulated deficit	(162,079)	(162,079)
Total stockholders’ equity	3,308	8,050

The preceding table presents a summary of our balance sheet data as of December 31, 2018:
•	on an actual basis;
•
on an as adjusted basis to give effect to the receipt of the estimated net proceeds from the sale of up to 9,000,000 shares of our common stock in this offering at a public offering price of $0.60 per share .

RISK FACTORS
Investing in our securities involves a high degree of risk. You should consider carefully the risks and uncertainties described below, and incorporated by reference herein, together with all of the other information in, or incorporated by reference in, this prospectus, including our financial statements and related notes incorporated by reference herein, before making an investment decision. If any of these risks occur, our business, financial condition, results of operations and prospects could be materially and adversely affected. In that event, the trading price of our common stock could decline and you could lose part or all of your investment.
Risks Related to this Offering and Our Securities
We need to raise capital in this offering to support our operations. If the offering is not successful, our financial position will be materially adversely impacted.
We have incurred substantial losses since our inception, and we expect to continue to incur additional losses for the next several years. For the year ended December 31, 2018, we had a net loss of $13.4 million. From our inception through December 31, 2018, we had an accumulated deficit of $162.1 million. We believe that current cash on hand will be sufficient to fund operations into the second quarter of 2019. In the event we are unable to successfully raise sufficient capital in this offering, we will not have sufficient cash flows and liquidity to finance our business operations as currently contemplated. Accordingly, in such circumstances we would be compelled to reduce general and administrative expenses and delay research and development projects, including the purchase of scientific equipment and supplies, until we are able to obtain sufficient financing. We have no additional committed sources of capital and may find it difficult to raise money on terms favorable to us or at all. The failure to obtain sufficient capital to support our operations would have a material adverse effect on our business, financial condition and results of operations. If such sufficient financing is not received timely, we would then need to pursue a plan to license or sell assets, seek to be acquired by another entity, cease operations and/or seek bankruptcy protection.
If we are not able to continue to meet the Nasdaq rules for continued listing on the Nasdaq Capital Market, our common stock could be delisted.
If we are not able to meet the Nasdaq rules for continued listing on the Nasdaq Capital Market, notably, the minimum bid price rule and the stockholders’ equity minimum, our common stock could be delisted.
If our common stock is delisted by Nasdaq, our common stock may be eligible for quotation on an over-the-counter quotation system or on the pink sheets. Upon any such delisting, our common stock would become subject to the regulations of the SEC relating to the market for penny stocks. A penny stock is any equity security not traded on a national securities exchange that has a market price of less than $5.00 per share. The regulations applicable to penny stocks may severely affect the market liquidity for our common stock and could limit the ability of stockholders to sell securities in the secondary market. In such a case, an investor may find it more difficult to dispose of or obtain accurate quotations as to the market value of our common stock, and there can be no assurance that our common stock will be eligible for trading or quotation on any alternative exchanges or markets.
Delisting from Nasdaq could adversely affect our ability to raise additional financing through public or private sales of equity securities, would significantly affect the ability of investors to trade our securities and would negatively affect the value and liquidity of our common stock. Delisting could also have other negative results, including the potential loss of confidence by employees, the loss of institutional investor interest and fewer business development opportunities.
Management will have broad discretion as to the use of the net proceeds from this offering, and we may not use the proceeds effectively.
Our management will have broad discretion as to the application of the net proceeds and could use them for purposes other than those contemplated at the time of this offering. Our stockholders may not agree with the manner in which our management chooses to allocate and spend the net proceeds. Moreover, our management may use the net proceeds for corporate purposes that may not increase our results of operations or the market value of our common stock. Our failure to apply these funds effectively could have a material adverse effect on our business, delay the development and approval of our products and cause the price of our common stock to decline.

If you purchase our securities sold in this offering, you will experience immediate dilution as a result of this offering.
Because the effective price per share of common stock being offered may be higher than the net tangible book value per share of our common stock, you will experience dilution to the extent of the difference between the effective offering price per share of common stock you pay in this offering and the net tangible book value per share of our common stock immediately after this offering. Our net tangible book value as of December 31, 2018, was approximately $1.6 million, or $0.19 per share of common stock. Net tangible book value per share is equal to our total tangible assets minus total liabilities, all divided by the number of shares of common stock outstanding. See “Dilution” on page 20 for a more detailed discussion of the dilution you will incur in this offering.
If you purchase our securities in this offering you may experience future dilution as a result of future equity offerings or other equity issuances.
In order to raise additional capital, we believe that we will offer and issue additional shares of our common stock or other securities convertible into or exchangeable for our common stock in the future. We cannot assure you that we will be able to sell shares or other securities in any other offering at a price per share that is equal to or greater than the price per share paid by investors in this offering, and investors purchasing other securities in the future could have rights superior to existing stockholders. The price per share at which we sell additional shares of our common stock or other securities convertible into or exchangeable for our common stock in future transactions may be higher or lower than the price per share in this offering.
In addition, we have a significant number of stock options and warrants outstanding. To the extent that outstanding stock options or warrants have been or may be exercised or other shares issued, you may experience further dilution. Further, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans.
The market price of our common stock has been, and may continue to be, highly volatile, and such volatility could cause the market price of our common stock to decrease and could cause you to lose some or all of your investment in our common stock.
During the period from our initial public offering in May 2015 through March 12, 2019, the market price of our common stock fluctuated from a high of $136.00 per share to a low of $0.76 per share, and our stock price continues to fluctuate. The market price of our common stock may continue to fluctuate significantly in response to numerous factors, some of which are beyond our control, such as:
•	our ability to grow our revenue and customer base;
•	the announcement of new products or product enhancements by us or our competitors;
•	the trading volume of our common stock;
•	developments concerning regulatory oversight and approvals;
•	variations in our and our competitors’ results of operations;
•	changes in earnings estimates or recommendations by securities analysts, if our common stock is covered by analysts;
•	successes or challenges in our collaborative arrangements or alternative funding sources;
•	developments in the health care and life science industries;
•	the results of product liability or intellectual property lawsuits;
•	future issuances of common stock or other securities;

•	the addition or departure of key personnel;
•	announcements by us or our competitors of acquisitions, investments or strategic alliances; and
•	general market conditions and other factors, including factors unrelated to our operating performance.
Further, the stock market in general, and the market for health care and life science companies in particular, has recently experienced extreme price and volume fluctuations. The volatility of our common stock is further exacerbated due to its low trading volume. Continued market fluctuations could result in extreme volatility in the price of our common stock, which could cause a decline in the value of our common stock and the loss of some or all of your investment.
Trading of our common stock is limited, and trading restrictions imposed on us by applicable regulations may further reduce trading in our common stock, making it difficult for our stockholders to sell their shares; and future sales of common stock could reduce our stock price.
Trading of our common stock is currently conducted on the Nasdaq Capital Market. The liquidity of our common stock is limited, not only in terms of the number of shares that can be bought and sold at a given price, but also as it may be adversely affected by delays in the timing of transactions and reduction in security analysts’ and the media’s coverage of us, if at all. These factors may result in different prices for our common stock than might otherwise be obtained in a more liquid market and could also result in a larger spread between the bid and asked prices for our common stock. In addition, without a large public float, our common stock is less liquid than the stock of companies with broader public ownership, and, as a result, the trading prices of our common stock may be more volatile. In the absence of an active public trading market, an investor may be unable to liquidate his investment in our common stock. Trading of a relatively small volume of our common stock may have a greater impact on the trading price of our stock than would be the case if our public float were larger. We cannot predict the prices at which our common stock will trade in the future, if at all.
The exercise of outstanding common stock purchase warrants and stock options will have a dilutive effect on the percentage ownership of our capital stock by existing stockholders.
As of December 31, 2018, we had outstanding warrants to acquire 3,525,797 shares of our common stock, and stock options to purchase 211,559 shares of our common stock. The expiration of the term of such options and warrants range from March 2019 to June 2028. A significant number of such warrants are out of the money, but the holders have the right to effect a cashless exercise of such warrants. If a significant number of such warrants and stock options are exercised by the holders, the percentage of our common stock owned by our existing stockholders will be diluted.
We have never paid dividends on our capital stock, and we do not anticipate paying dividends in the foreseeable future.
We have never paid dividends on any of our capital stock and currently intend to retain any future earnings to fund the growth of our business. In addition, an amended and restated promissory note issued in June 2017 to Merck Global Health Innovation Fund, a principal investor, or the MGHIF Note, and the related security agreement restricts our ability to pay cash dividends on our common stock.  We may also enter into credit agreements or other borrowing arrangements in the future that will restrict our ability to declare or pay cash dividends on our common stock. Any determination to pay dividends in the future will be at the discretion of our Board of Directors and will depend on our financial condition, operating results, capital requirements, general business conditions and other factors that our Board of Directors may deem relevant. As a result, capital appreciation, if any, of our common stock will be the sole source of gain for the foreseeable future.
Our ability to utilize our net operating loss carryforwards may be limited as a result of an “ownership change,” as defined in Section 382 of the Internal Revenue Code triggered by this offering.
As of December 31, 2018, we had approximately $178.2 million of net operating loss (“NOL”) carryforwards for U.S. federal tax purposes. Under U.S. federal income tax law, we generally can use our NOL carryforwards (and certain tax credits) to offset ordinary taxable income, thereby reducing our U.S. federal income tax liability, for up to 20 years from the year in which the losses were generated, after which time they will expire. State NOL carryforwards (and certain tax credits) generally may be used to offset future state taxable income for 20 years from the year in which the losses are generated, depending on the state, after which time they will expire. The rate at which we can utilize our NOL carryforwards is limited (which could result in NOL carryforwards expiring prior to their use) each time we experience an “ownership change,” as determined under Section 382 of the Internal Revenue Code. A Section 382 ownership change generally occurs if a shareholder or a group of shareholders who are deemed to own at least 5% of our common stock increase their ownership by more than 50 percentage points over their lowest ownership percentage within a rolling three-year period. If an ownership change occurs, Section 382 generally would impose an annual limit on the amount of post-ownership change taxable income that may be offset with pre-ownership change NOL carryforwards equal to the product of the total value of our outstanding equity immediately prior to the ownership change (reduced by certain items specified in Section 382) and the U.S. federal long-term tax-exempt interest rate in effect at the time of the ownership change.  A number of special and complex rules apply in calculating this Section 382 limitation. While the complexity of Section 382 makes it difficult to determine whether and when an ownership change has occurred, and if a portion of our NOLs is subject to an annual limitation under Section 382, we believe that an additional ownership change may occur upon the consummation of this offering.  In addition, our ability to use our NOL carryforwards will be limited to the extent we fail to generate enough taxable income in the future before they expire. Existing and future Section 382 limitations and our inability to generate enough taxable income in the future could result in a substantial portion of our NOL carryforwards expiring before they are used. In addition, under the 2017 Tax Cut and Jobs Act, effective for losses arising in taxable years beginning after December 31, 2017, the deduction for NOLs is limited to 80 percent of taxable income, NOLs can no longer be carried back, and NOLs can be carried forward indefinitely.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS
This prospectus includes forward-looking statements. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future results of operations and financial position, strategy and plans, and our expectations for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “design,” “intend,” “expect” or the negative version of these words and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, strategy, short- and long-term business operations and objectives, and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in “Risk Factors”. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this prospectus may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Forward-looking statements include, but are not limited to, statements about:
•	the completion of our development efforts for the Acuitas AMR Gene Panel tests and Acuitas Lighthouse Software, and the timing of commercialization;
•	our ability to sustain or grow our customer base for our current products;
•	our liquidity and working capital requirements, including our cash requirements over the next 12 months;
•	our ability to maintain compliance with the ongoing listing requirements for the Nasdaq Capital Market;
•	anticipated trends and challenges in our business and the competition that we face;
•	the execution of our business plan and our growth strategy;
•	our expectations regarding the size of and growth in potential markets;
•	our opportunity to successfully enter into new collaborative agreements;
•	regulations and changes in laws or regulations applicable to our business, including regulation by the FDA;
•	compliance with the U.S. and international regulations applicable to our business; and
•	our expectations regarding future revenue and expenses.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance or achievements. In addition, neither we nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. These risks should not be construed as exhaustive and should be read in conjunction with our other disclosures, including but not limited to the risk factors described in this prospectus. Other risks may be described from time to time in our filings made under the securities laws. New risks emerge from time to time. It is not possible for our management to predict all risks. All forward-looking statements in this prospectus speak only as of the date made and are based on our current beliefs and expectations. We undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.
These factors should not be construed as exhaustive and should be read in conjunction with our other disclosures, including but not limited to the risk factors described in this prospectus. Other risks may be described from time to time in our filings made under the securities laws. New risks emerge from time to time. It is not possible for our management to predict all risks. All forward-looking statements in this prospectus speak only as of the date made and are based on our current beliefs and expectations. We undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS
We estimate the net proceeds from this offering will be approximately $4.7 million from the sale of our securities in this offering, based on a public offering price of $0.60 per share, after deducting estimated underwriter fees and expenses and our estimated offering expenses. The public offering price per share will be determined between us and the underwriters based on market conditions at the time of pricing, and may be at a discount to the current market price of our common stock.
The primary programs and activities to which we intend to devote the net proceeds of this offering are:
•	research and development and regulatory activities in support of the Company’s anticipated FDA 510(k) submissions for the Acuitas AMR Gene Panel test and the Acuitas Lighthouse Software;
•	commercialization of the Acuitas RUO products and Acuitas in vitro diagnostic products following receipt of FDA clearance;
•	investments in manufacturing and operations infrastructure to support sales of the Company’s products; and
•	the balance for general corporate purposes, such as general and administrative expenses, capital expenditures and working capital needs.
The expected use of net proceeds of this offering represents our current intentions based upon our present plan and business conditions. . We may use a portion of the net proceeds for the acquisitions of businesses, products, technologies or licenses that are complementary to our business, although we have no present commitments or agreements to do so. As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds to be received upon the completion of this offering. Our management will have broad discretion in the application of the net proceeds, and investors will be relying on the judgment of our management regarding the application of the proceeds of this offering.

CAPITALIZATION
The following table sets forth our cash and cash equivalents and capitalization as of December 31, 2018. You should read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in, or incorporated by reference into, this prospectus.
	As of December 31, 2018
	Actual	As Adjusted
	(In thousands, except share and per share data)
Cash and cash equivalents	$4,572	$9,314
Short-term debt, net of discount	$399	$399
Stockholder’s (deficit) equity:
Common stock, par value $0.01 per share: 50,000,000 shares authorized, 8,645,720 shares issued and outstanding, actual; 50,000,000 shares authorized, 12,979,053 issued and outstanding, as adjusted	86	176
Preferred stock, par value $0.01 per share; 10,000,000 shares	-	‑
authorized, no shares outstanding, actual and as adjusted
Additional paid-in capital	165,314	169,966
Accumulated other comprehensive loss	(13)	(13)
Accumulated deficit	(162,079)	(162,079)
Total stockholders’ equity	3,308	8,050
Total capitalization	$3,707	$8,449
The number of shares of common stock to be outstanding immediately after this offering is based on 8,645,720 shares of our common stock outstanding as of December 31, 2018, and excludes:
•
211,559 shares of common stock issuable upon the exercise of outstanding options granted as of December 31, 2018, under our equity incentive plans at a weighted average exercise price of $20.58 per share;

•	3,525,797 shares of common stock issuable upon the exercise of outstanding warrants issued as of December 31, 2018, at a weighted average exercise price of $14.84 per share;
•	250 shares of common stock issuable upon vesting of outstanding restricted stock units granted as of December 31, 2018; and
•	50,863 shares of common stock available for future issuance under our equity incentive plans as of December 31, 2018.
The number of outstanding options, restricted stock units and shares of common stock available for future issuances under our equity incentive plan does not reflect the addition of 345,829 shares to the available shares under the 2015 Plan as of January 1, 2019 as a result of the evergreen provision of the 2015 Plan.
The Company has not issued any additional shares of common stock or granted any stock options, RSUs, other equity awards or warrants as of the date of this prospectus.

DILUTION
Our net tangible book value as of December 31, 2018 was approximately $1.6 million, or $0.19 per share. Net tangible book value per share is determined by dividing our total tangible assets, less total liabilities, by the number of shares of our common stock outstanding as of December 31, 2018. Dilution with respect to net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the net tangible book value per share of our common stock immediately after this offering.
After giving effect to the sale of 9,000,000 shares in this offering at a public offering price of $0.60 per share, after deducting estimated underwriter’s fees and estimated offering expenses payable by us, our as adjusted net tangible book value as of December 31,2018 would have been approximately $6.4 million, or $0.36 per share. This represents an immediate increase in net tangible book value of $0.17 per share to existing stockholders and immediate dilution of $0.24 per share to investors purchasing our securities in this offering at the public offering price. The following table illustrates this dilution on a per share basis:
Assumed public offering price per unit			$0.60
Net tangible book value per share of as December 31, 2018	$0.19
Increase in net tangible book value per share attributable to this offering	$0.17	$
As adjusted net tangible book value per share as of December 31, 2018, after giving effect to this offering			$0.36
Dilution per share to new investors purchasing our common stock in this offering			$0.24
The number of shares of common stock to be outstanding immediately after this offering is based on 8,645,720 shares of our common stock outstanding as of December 31, 2018, and excludes:
•
211,559 shares of common stock issuable upon the exercise of outstanding options granted as of December 31, 2018, under our equity incentive plans at a weighted average exercise price of $20.58 per share;

•	3,525,797 shares of common stock issuable upon the exercise of outstanding warrants issued as of December 31, 2018, at a weighted average exercise price of $14.84 per share;
•	250 shares of common stock issuable upon vesting of outstanding restricted stock units granted as of December 31, 2018; and
•	50,863 shares of common stock available for future issuance under our equity incentive plans as of December 31, 2018.
The number of outstanding options, restricted stock units and shares of common stock available for future issuances under our equity incentive plan does not reflect the addition of 345,829 shares to the available shares under the 2015 Plan as of January 1, 2019 as a result of the evergreen provision of the 2015 Plan.
The Company has not issued any additional shares of common stock or granted any stock options, RSUs, other equity awards or warrants as of the date of this prospectus.

MARKET INFORMATION AND RELATED STOCKHOLDER MATTERS
Market Information
Our common stock and warrants we issued in our initial public offering, or the IPO Warrants, have traded on the Nasdaq Capital Market under the symbols “OPGN” and “OPGNW,” respectively, since May 5, 2015. Prior to such time, there was no public market for our common stock or our warrants.
Stockholder Information
As of March 12, 2019, there were approximately 33 stockholders of record of our common stock, which does not include stockholders that beneficially own shares held in a “nominee” or in “street” name.
DIVIDEND POLICY
We have never paid or declared any cash dividends on our common stock. We do not anticipate paying any cash dividends on our common stock in the foreseeable future, and we intend to retain all available funds and any future earnings to fund the development and expansion of our business. Any future determination to pay dividends will be at the discretion of our board of directors and will depend upon a number of factors, including our results of operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors our board of directors deems relevant.

MARKET AND INDUSTRY DATA
This prospectus and the documents incorporated by reference in this prospectus contain market data and industry statistics that are based on independent industry publications and other publicly available information. Although we believe that these sources are reliable, we do not guarantee the accuracy or completeness of this information and we have not independently verified this information. Although we are not aware of any misstatements regarding the market and industry data presented or incorporated by reference in this prospectus, these estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed in the section titled “Risk Factors” or incorporated by reference herein, and any related free writing prospectus. Accordingly, investors should not place undue reliance on this information.

DESCRIPTION OF CAPITAL STOCK
Our authorized capital stock consists of 50,000,000 shares of common stock, par value $0.01 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share, of which 7,690,572 shares are available for issuance. The following is a summary of the rights of our common and preferred stock, and some of the provisions of our amended and restated certificate of incorporation and amended and restated bylaws and the Delaware General Corporation Law. Because it is only a summary, it does not contain all of the information that may be important to you. Such summary is subject to and qualified in its entirety by our amended and restated certificate of incorporation and our amended and restated bylaws, a copy of each of which has been incorporated as an exhibit to the registration statement of which this prospectus forms a part.
Following receipt of approval from stockholders at a special meeting held on January 17, 2018, we filed an Amendment to our Amended and Restated Certificate of Incorporation to effect a reverse stock split of the issued and outstanding shares of our common stock, at a ratio of one share for each twenty-five shares outstanding, and to reduce the authorized shares of common stock from 200,000,000 to 50,000,000 shares.  In implementing the Reverse Stock Split, the number of shares of our common stock held by each stockholder was reduced by dividing  the number of shares held immediately before the Reverse Stock Split by twenty-five and then rounding down to the nearest whole share. We paid cash to each stockholder in lieu of any fractional interest in a share to which each stockholder would otherwise be entitled as a result of the Reverse Stock Split. The Reverse Stock Split did not affect any stockholder’s percentage ownership interest in our Company or proportionate voting power, except to the extent that interests in fractional shares were paid in cash.
In addition, we have adjusted all outstanding shares of any restricted stock units, stock options and warrants entitling the holders to purchase shares of our common stock as a result of the Reverse Stock Split, as required by the terms of these securities. In particular, we have reduced the conversion ratio for each security, and increased the exercise price in accordance with the terms of each security based on Reverse Stock Split ratio (i.e., the number of shares issuable under such securities have been divided by twenty-five, and the exercise price per share has been multiplied by twenty-five).  Also, we reduced the number of shares reserved for issuance under our existing 2015 Equity Incentive Plan, or the 2015 Plan, proportionately based on the Reverse Stock Split ratio. The Reverse Stock Split does not otherwise affect any of the rights currently accruing to holders of our common stock, or options or warrants exercisable for our common stock.
Common Stock
As of March 12, 2019, there were 8,645,720 shares outstanding, 3,737,606 shares of common stock reserved for the exercise of outstanding stock options, warrants and restricted stock units, and approximately 33 record holders.  The holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of the stockholders. The holders of our common stock do not have any cumulative voting rights. The Board of Directors are elected to a one year term; the Company does not have a staggered board.  Holders of our common stock are entitled to receive ratably any dividends declared by the Board of Directors out of funds legally available for that purpose, subject to any preferential dividend rights of any outstanding preferred stock. Our common stock has no preemptive rights, conversion rights or other subscription rights or redemption or sinking fund provisions.
In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably in all assets remaining after payment of all debts and other liabilities and any liquidation preference of any outstanding preferred stock.
Preferred Stock
Series A Convertible Preferred Stock
Of the authorized preferred stock, the Company issued 2,309,428 shares of Series A Convertible Preferred Stock. As of August 10, 2016, no shares of the Series A Convertible Preferred Stock were outstanding. The holder of the Series A Convertible Preferred Stock converted all 2,309,428 shares of Series A Convertible Preferred Stock into 92,377 shares of common stock. All such converted shares of Series A Convertible Preferred Stock were canceled and will not be reissued.

Additional Series of Preferred Stock
Our Board of Directors has the authority, without further action by our stockholders, to issue from time to time 7,690,572 shares of preferred stock in one or more series. Our Board of Directors will have the authority to establish the number of shares to be included in each series and fix the powers, preferences and rights of the shares of each wholly unissued series and any of its qualifications, limitations or restrictions. Our Board of Directors will also be able to increase or decrease the number of shares of any series, but not below the number of shares of that series then outstanding, without any further vote or action by the stockholders.
The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to the holders of common stock or adversely affect the rights and powers, including voting rights, of the holders of common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of our Company, which could depress the market price of our common stock. We have no current plans to issue any additional shares of preferred stock.
Outstanding Warrants
IPO Warrants
The warrants to purchase common stock that we issued in our initial public offering, or the IPO Warrants, entitle the registered holder to purchase one share of common stock at a price equal to $165.00 per share, subject to adjustment as discussed below, immediately following the issuance of such IPO Warrants and terminate at 5:00 p.m., New York City time, on May 8, 2020 or earlier upon the dissolution or winding up of the Company. We have listed the IPO Warrants on the Nasdaq Capital Market, as a standalone security under the symbol “OPGNW.”
The IPO Warrants were issued pursuant to a Warrant Agreement between us and our transfer agent as the Warrant Agent. The exercise price and number of shares of common stock issuable upon exercise of the IPO Warrants may be adjusted in certain circumstances, including in the event of a stock dividend or recapitalization, reorganization, merger or consolidation.
The IPO Warrants may be exercised upon surrender of the applicable Warrant Certificate on or prior to the applicable expiration date at the offices of the Warrant Agent, with the exercise form on the reverse side of the Warrant Certificate completed and executed as indicated, accompanied by full payment of the exercise price, by certified or official bank check payable to us, unless such holders are willing to exercise their IPO Warrants on a cashless basis, as further described in this Warrant Agreement, for the number of IPO Warrants being exercised. Under the terms of the Warrant Agreement, we have agreed to use our reasonable best efforts to maintain the effectiveness of a registration statement and prospectus relating to common stock issuable upon exercise of the IPO Warrants until the expiration of the IPO Warrants. The Offered Warrant holders do not have the rights or privileges of holders of common stock or any voting rights until they exercise their IPO Warrants and receive shares of common stock. After the issuance of shares of common stock upon exercise of the IPO Warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.
A holder may not exercise any portion of an Offered Warrant to the extent that the holder, together with its affiliates and any other person or entity acting as a group, would own more than 4.99% of the outstanding common stock after exercise, as such percentage ownership is determined in accordance with the terms of the Offered Warrant. The foregoing limitation on exercise shall not apply to any registered holder of an Offered Warrant who, together with his, her or its affiliates, and any persons acting as a group together with such registered holder and such registered holder’s affiliates, owns in excess of 4.99% immediately prior to the closing of this offering. In addition, upon at least 61 days’ prior notice from the holder to us, the holder may waive such limitation.
No fractional shares of common stock will be issued upon exercise of the IPO Warrants. If, upon exercise of the Offered Warrant, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round to the nearest whole number of shares of common stock to be issued to the Offered Warrant holder. If multiple IPO Warrants are exercised by the holder at the same time, we will aggregate the number of whole shares issuable upon exercise of all the IPO Warrants.

2016 PIPE Warrants
Pursuant to the terms of the Amended &Restated Purchase Agreement, dated as of May 18, 2016, by and among the Company and the purchasers party thereto, the purchasers purchased 362,142 warrants, or the PIPE Warrants, exercisable for an aggregate of 271,606 shares of common stock, or the PIPE Warrant Shares, in the PIPE Financing. The PIPE Warrants are exercisable at an exercise price of $32.8125 per share of common stock, became exercisable 90 days after the date of issuance, and may be exercised for five years from the date of issuance. The exercise price and the number of PIPE Warrant Shares will be adjusted to account for the subdivision or combination by the Company of outstanding shares of common stock. The exercise price may, at any time, also be voluntarily reduced at the discretion of the Board of Directors of the Company. The PIPE Warrants may be exercised pursuant to a cashless exercise, but only if a registration statement covering the resale of the PIPE Warrant Shares that are the subject of an exercise notice is not available for the resale of such PIPE Warrant Shares.
The PIPE Warrants also contain certain provisions providing for liquidated damages to be paid by the Company in the event the Company does not timely deliver registered shares of common stock to the holder upon exercise of a PIPE Warrant. Specifically, in addition to the PIPE Warrant holder’s other available remedies, if the Company fails to issue and deliver (or cause to be delivered) to a holder by the required delivery date a certificate representing the shares so delivered to the Company by such holder that is free from all restrictive and other legends, the Company shall pay to a holder in cash, as partial liquidated damages and not as a penalty, an amount equal to 1% of the product of (A) the aggregate number of shares of common stock not issued to the holder on a timely basis and to which the holder is entitled and (B) the closing sale price on the trading day immediately preceding the required delivery date of the certificate, per trading day for each trading day after such required delivery date until such securities are delivered to the holder. In addition, if the Company fails to (i) issue and deliver (or cause to be delivered) to a holder by the required delivery date a certificate representing the shares so delivered to the Company by such holder that is free from all restrictive and other legends or (ii) if after the required delivery date such holder purchases (in an open market transaction or otherwise) shares of common stock to deliver in satisfaction of a sale by such holder of all or any portion of the number of shares of common stock, or a sale of a number of shares of common stock equal to all or any portion of the number of shares of common stock that such holder anticipated receiving from the Company without any restrictive legend, then, the Company shall either (y) pay cash to the holder in an amount equal to the holder’s total purchase price (including brokerage commissions and other out-of-pocket expenses, if any) for the shares of common stock so purchased, or the Buy-In Price, at which point the Company’s obligation to deliver such shares shall terminate, or (z) promptly honor its obligation to deliver to the holder a certificate or certificates representing such shares and pay cash to the holder in an amount equal to the excess (if any) of the Buy-In Price over the product of (1) such number of shares of common stock that the Company was required to deliver multiplied by (2) the lowest closing sale price of the common stock on any trading day during the period commencing on the date of the delivery by such holder to the Company of the applicable shares (as the case may be) and ending on the date of such delivery and payment under this clause (z).
Warrants issued in Bridge Financing
Pursuant to the Note Purchase Agreement and the underlying transactions, the Company has issued warrants to purchase shares of its common stock to jVen Capital in an amount equal to twenty percent (20%) of the principal of each of the two bridge financing notes issued, or the jVen Capital Warrants, and warrants to purchase shares of its common stock to MGHIF in an amount equal to twenty percent (20%) of the outstanding principal and accrued interest under the amended and restated MGHIF Note on June 28, 2017, the date of issuance.  The warrants each have a five year term from issuance, are first exercisable on the date that is six months after the date of issuance and have an exercise price equal to 110% of the closing price of the Company’s common stock on the date immediately prior to the date of issuance.  The terms of the warrants issued in connection with the Bridge Financing (other than the exercise price and the number of shares) may be amended, in the discretion of the holder, to reflect the terms of the warrants issued in the July 2017 Public Offering.
The jVen Capital Warrants each include a blocker provision that prevents the exercise of the jVen Capital Warrants if such exercise, when aggregated with the other issuances contemplated under the Note Purchase Agreement, would violate Nasdaq Listing Rule 5635, unless stockholder approval is first obtained by the Company.

Warrants issued in the July 2017 Public Offering
The Company issued warrants in connection with the July 2017 Public Offering. The common warrants issued in the July 2017 Public Offering entitle the registered holder to purchase one twenty-fifth of a share of common stock at an exercise price of $10.625 per share. In addition, the Company issued warrants to the placement agent that have an exercise price of $12.50 per share of common stock. All of the warrants issued in the July 2017 Public Offering are immediately exercisable and have a five-year term from the date of issuance.
Warrants issued in the February 2018 Public Offering
The Company issued warrants in connection with the February 2018 Public Offering. The common warrants issued in the February 2018 Public Offering entitle the registered holder to purchase one-half of a share of common stock at an exercise price of $3.25 per share. In addition, the Company issued warrants to the placement agent that have an exercise price of $4.0625 per share of common stock. All of the warrants issued in the February 2018 Public Offering are immediately exercisable and have a five-year term from the date of issuance.
Registration Rights
Investors’ Rights Agreement
Under the Third Amended and Restated Investors’ Rights Agreement, dated as of December 18, 2013, among the Company and certain investors, or the investors’ rights agreement, we granted registration rights to the holders of shares acquired prior to our initial public offering, or their permitted transferees. These rights are provided under the terms of the investors’ rights agreement, and include demand registration rights, short-form registration rights and piggyback registration rights. All fees, costs and expenses of underwritten registrations will be borne by us and all selling expenses, including underwriting discounts and selling commissions, will be borne by the holders of the shares being registered. As of the date of this prospectus, the holders of 232,384 shares of our common stock have registration rights under the investors’ rights agreement. The investors’ rights agreement contains customary cross-indemnification provisions, under which we are obligated to indemnify holders of registrable shares in the event of material misstatements or omissions in the registration statement attributable to us, and they are obligated to indemnify us for material misstatements or omissions attributable to them. The registration rights granted under the investors’ rights agreement will terminate at the earlier of the closing of a deemed liquidation event and when all of the holders of registrable securities are eligible to be sold without restrictions under Rule 144 promulgated under the Securities Act within any 90-day period.
AdvanDx Merger and MGHIF Investment
In connection with the July 2015 merger transaction among the Company, a merger sub and AdvanDx, Inc., and the related transactions in which MGHIF purchased shares of our common stock and initially issued the MGHIF Note, the Company also entered into a registration rights agreement with the AdvanDx stockholders receiving merger consideration and with MGHIF, pursuant to which the investors were granted certain demand registration rights and piggyback registration rights in connection with subsequent registered offerings of the Company’s common stock. MGHIF also received rights to participate on a pro-rata basis in future securities offerings by the Company. MGHIF is the only holder of registrable securities under this registration rights agreement.
Bridge Financing Registration Rights
In connection with the bridge financing the Company entered into a registration rights agreement with jVen Capital and with MGHIF, pursuant to which the investors were granted certain demand registration rights and piggyback registration rights in connection with subsequent registered offerings of the Company’s common stock. The registrable securities include the shares of common stock underlying the warrants issued to jVen Capital and to MGHIF under the terms of the bridge financing promissory notes.

DESCRIPTION OF SECURITIES WE ARE OFFERING
We are offering 9,000,000 shares of our common stock.
Common Stock
The material terms and provisions of our common stock and each other class of our securities which qualifies or limits our common stock are described under the caption “Description of Capital Stock” in this prospectus.
Anti-Takeover Effects of Our Certificate of Incorporation, Bylaws and Delaware Law
Our certificate of incorporation and bylaws include a number of provisions that may have the effect of delaying, deferring or preventing another party from acquiring control of us and encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our Board of Directors rather than pursue non-negotiated takeover attempts. These provisions include the items described below. The following descriptions are summaries of the material terms of our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws. We refer in this section to our Amended and Restated Certificate of Incorporation as our certificate of incorporation, and we refer to our amended and restated bylaws as our bylaws.
Meetings of Stockholders
Our certificate of incorporation and bylaws provide that only the Chair of the Board, the Chief Executive Officer or a majority of the members of our Board of Directors then in office may call special meetings of stockholders and only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders. Our bylaws limit the business that may be conducted at an annual meeting of stockholders to those matters properly brought before the meeting.
Advance Notice Requirements
Our bylaws establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. Our bylaws specify the requirements as to form and content of all stockholders’ notices. These requirements may preclude stockholders from bringing matters before the stockholders at an annual or special meeting.
Amendment to Certificate of Incorporation and Bylaws
Any amendment of our certificate of incorporation must first be approved by a majority of our Board of Directors, and if required by law or our certificate of incorporation, must thereafter be approved by a majority of the outstanding shares entitled to vote on the amendment, except that the amendment of the provisions relating to stockholder action, board composition, limitation of liability and the amendment of our certificate of incorporation must be approved by not less than 66 2/3% of the outstanding shares entitled to vote on the amendment, and not less than 66 2/3% of the outstanding shares of each class entitled to vote thereon as a class. Our bylaws may be amended by the affirmative vote of a majority of the directors then in office, subject to any limitations set forth in the bylaws; and may also be amended by the affirmative vote of at least 66 2/3% of the outstanding shares entitled to vote on the amendment, or, if our Board of Directors recommends that the stockholders approve the amendment, by the affirmative vote of the majority of the outstanding shares entitled to vote on the amendment, in each case voting together as a single class.
Undesignated Preferred Stock
Our Board of Directors has the authority, without further action by our stockholders, to issue from time to time 7,690,572 shares of preferred stock in one or more series. The existence of authorized but unissued shares of preferred stock may enable our Board of Directors to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, our Board of Directors were to determine that a takeover proposal is not in the best interests of our stockholders, our Board of Directors could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group. In this regard, our certificate of incorporation grants our Board of Directors broad power to establish the rights and preferences of authorized and unissued shares of preferred stock. The issuance of shares of preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares of common stock. The issuance may also adversely affect the rights and powers, including voting rights, of these holders and may have the effect of delaying, deterring or preventing a change in control of us.

Exclusive Jurisdiction for Certain Actions
Our certificate of incorporation provides that, once our common stock is a “covered security,” unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, our certificate of incorporation or our bylaws, or (iv) any action asserting a claim against us governed by the internal affairs doctrine. Although we believe this provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers. The enforceability of similar exclusive forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could rule that this provision in our certificate of incorporation is inapplicable or unenforceable.
Section 203 of the Delaware General Corporation Law
We are subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:
•	before the stockholder became interested, our Board of Directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;
•
upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances, but not the outstanding voting stock owned by the interested stockholder; or

•
at or after the time the stockholder became interested, the business combination was approved by our Board of Directors and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a business combination to include:
•	any merger or consolidation involving the corporation and the interested stockholder;
•	any sale, transfer, lease, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;
•	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•
subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; and

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.
In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.
Listing
Our common stock is listed on the Nasdaq Capital Market under the symbol “OPGN” and our IPO Warrants are listed on the Nasdaq Capital Market under the symbol “OPGNW.”
Transfer Agent and Registrar
The transfer agent and registrar for our common stock is Philadelphia Stock Transfer, Inc. The transfer agent’s address is 2320 Haverford Rd., Suite 230, Ardmore, PA 19003.

UNDERWRITING
We are offering the shares of common stock described in this prospectus through Aegis Capital Corp., acting as the sole book-running manager and representative of the underwriters of this offering. The underwriting agreement provides that the obligations of the underwriters are subject to representations, warranties and conditions contained therein. The underwriters have agreed to buy, subject to the terms of the underwriting agreement, the number of shares of common stock listed opposite their names below. The underwriters are committed to purchase and pay for all of the shares if any are purchased, other than those shares covered by the over-allotment option described below.
Underwriter	Number of Shares
Aegis Capital Corp	9,000,000

Total	9,000,000

The underwriters have advised us that it proposes to offer the shares of common stock to the public at a price of $0.60 per share. The underwriters propose to offer the shares of common stock to certain dealers at the same price less a concession of not more than $0.0252 per share.
A copy of the underwriting agreement will be filed as an exhibit to the registration statement of which this prospectus is part.
The shares sold in this offering are expected to be ready for delivery on or about March 28, 2019, against payment in immediately available funds. The underwriters may reject all or part of any order.
We have granted to the underwriters an option to purchase up to an additional 1,350,000 shares of common stock (equal to 15% of the number of shares offered hereby) from us at the same price to the public, and with the same underwriting discount, as set forth in the table below. The underwriters may exercise this option any time during the 45-day period after the date of this prospectus, but only to cover over-allotments, if any. To the extent the underwriters exercise the option, the underwriters will become obligated, subject to certain conditions, to purchase the shares for which they exercise the option.
	Number of Shares	Total With No Over-Allotment	Total With Over-Allotment
Underwriting discount to be paid by us	9,000,000	$378,000	$434,700

We have agreed to pay a non-accountable expense allowance to the representative of the underwriters equal to 1% of the gross proceeds received at the closing of the offering. The non-accountable expense allowance of 1% is not payable with respect to the shares sold upon exercise of the underwriters’ over-allotment option.
We estimate that our total expenses of this offering, excluding underwriting discounts, will be approximately $290,000, which includes a maximum of $60,000 of out of pocket legal fees and expenses we have also agreed to reimburse the underwriters, subject to compliance with FINRA Rule 5110(f)(2)(d)(i).
We have also agreed to indemnify the underwriters against certain liabilities, including civil liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.
No action has been taken by us or the underwriters that would permit a public offering of the shares in any jurisdiction where action for that purpose is required. None of the shares of common stock included in this offering may be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sales of any of the shares of common stock being offered hereby be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons who receive this prospectus are advised to inform themselves about and to observe any restrictions relating to this offering of securities and the distribution of this prospectus. This prospectus is neither an offer to sell nor a solicitation of any offer to buy the shares in any jurisdiction where that would not be permitted or legal.
The underwriters have advised us that they do not intend to confirm sales to any accounts over which they exercise discretionary authority.
The underwriters may allocate no more than $300,000 of the shares of common stock issued in this offering to members of management and their affiliates.
Right to Act as Advisor in Future Transactions
For the 4-month period following the effective date of the registration statement in connection with this offering, we will grant the Aegis Capital Corp. a right of first refusal to act as lead investment banker, lead book-runner and/or lead placement agent, at its sole discretion, for each and every future public and private equity and debt offering, including all equity-linked financings, by us or any of our successors or subsidiaries during such four month period on customary terms and it shall have the sole right to determine whether or not any other broker dealer shall have the right to participate in any such offering and the economic terms of any such participation.
No Sales of Securities
We and each of our directors and officers have agreed not to offer, sell, agree to sell, directly or indirectly, or otherwise dispose of any shares of common stock or any securities convertible into or exchangeable for shares of common stock without the prior written consent of the underwriter for a period of 90 days after the date of the final prospectus. These lock-up agreements provide limited exceptions and their restrictions may be waived at any time by the underwriters.
Price Stabilization, Short Positions and Penalty Bids
To facilitate this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock during and after the offering. Specifically, the underwriters may over-allot or otherwise create a short position in our common stock for its own account by selling more shares of common stock than we have sold to the underwriter. The underwriters may close out any short position by either exercising its option to purchase additional shares or purchasing shares in the open market.
In addition, the underwriters may stabilize or maintain the price of our common stock by bidding for or purchasing shares in the open market and may impose penalty bids. If penalty bids are imposed, selling concessions allowed to broker-dealers participating in this offering are reclaimed if shares previously distributed in this offering are repurchased, whether in connection with stabilization transactions or otherwise. The effect of these transactions may be to stabilize or maintain the market price of our common stock at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also affect the price of our common stock to the extent that it discourages resales of our common stock. The magnitude or effect of any stabilization or other transactions is uncertain. These transactions may be effected on the Nasdaq Capital Market or otherwise and, if commenced, may be discontinued at any time.
In connection with this offering, the underwriters and selling group members, if any, may also engage in passive market making transactions in our common stock on the Nasdaq Capital Market. Passive market making consists of displaying bids on the Nasdaq Capital Market by the prices of independent market makers and effecting purchases limited by those prices in response to order flow. Rule 103 of Regulation M promulgated by the SEC limits the amount of net purchases that each passive market maker may make and the displayed size of each bid. Passive market making may stabilize the market price of our common stock at a level above that which might otherwise prevail in the open market and, if commenced, may be discontinued at any time.

Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor the underwriters make any representation that the underwriters will engage in these transactions or that any transaction, if commenced, will not be discontinued without notice.
Affiliations
Each underwriter and its respective affiliates is a full service financial institution engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters may in the future engage in investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. The underwriters may in the future receive customary fees and commissions for these transactions. We have not engaged the underwriters to perform any services for us in the previous 180 days, nor do we have any agreement to engage the underwriters to perform any services for us in the future, subject to the right to act as an advisor as described above.
In the ordinary course of its various business activities, each underwriter and its respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for its own account and for the accounts of its customers, and such investment and securities activities may involve securities and/or instruments of the issuer. Each underwriter and its respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.
Electronic Offer, Sale and Distribution
In connection with this offering, the underwriters or certain of the securities dealers may distribute prospectuses by electronic means, such as e-mail.
MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES
The following is a summary of the material U.S. federal income tax consequences of the acquisition, ownership and disposition of our common stock, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Code, Treasury Regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed or subject to differing interpretations, possibly with retroactive effect, so as to result in U.S. federal income tax consequences different from those set forth below. We have not sought and will not seek any ruling from the Internal Revenue Service, or the IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.
This summary also does not address the tax considerations arising under the laws of any U.S. state or local or any non-U.S. jurisdiction, estate or gift tax, the 3.8% Medicare tax on net investment income or any alternative minimum tax consequences. In addition, this discussion does not address tax considerations applicable to a holder’s particular circumstances or to a holder that may be subject to special tax rules, including, without limitation:
•	banks, insurance companies or other financial institutions;
•	tax-exempt or government organizations;
•	brokers or dealers in securities or currencies;
•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;
•	persons that own, or are deemed to own, more than five percent of our capital stock;
•	certain U.S. expatriates, citizens or former long-term residents of the United States;
•	persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction,” synthetic security, other integrated investment, or other risk reduction transaction;

•	persons who do not hold our common stock as a capital asset within the meaning of Section 1221 of the Code (generally, for investment purposes);
•	persons deemed to sell our common stock under the constructive sale provisions of the Code;
•	pension plans;
•	partnerships, or other entities or arrangements treated as partnerships for U.S. federal income tax purposes, or investors in any such entities;
•	persons for whom our stock constitutes “qualified small business stock” within the meaning of Section 1202 of the Code;
•	integral parts or controlled entities of foreign sovereigns;
•	passive foreign investment companies and corporations that accumulate earnings to avoid U.S. federal income tax; or
•	persons that acquire our common stock as compensation for services.
In addition, if a partnership, including any entity or arrangement classified as a partnership for U.S. federal income tax purposes, holds our common stock, the tax treatment of a partner generally will depend on the status of the partner, the activities of the partnership, and certain determinations made at the partner level. Accordingly, partnerships that hold our common stock, and partners in such partnerships, should consult their tax advisors regarding the U.S. federal income tax consequences to them of the purchase, ownership, and disposition of our common stock.
You are urged to consult your tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation, as well as any tax consequences of the purchase, ownership and disposition of our common stock arising under the U.S. federal estate or gift tax rules or under the laws of any U.S. state or local or any non-U.S. or other taxing jurisdiction or under any applicable tax treaty.
Definition of a U.S. Holder
For purposes of this summary, a “U.S. Holder” is any beneficial owner of our common stock that is a “U.S. person,” and is not a partnership, or an entity treated as a partnership or disregarded from its owner, each for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:
•	an individual who is a citizen or resident of the United States;
•	a corporation created or organized under the laws of the United States, any state thereof, or the District of Columbia;
•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or
•
a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more U.S. persons (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a U.S. person for U.S. federal income tax purposes.

For purposes of this summary, a “Non-U.S. Holder” is any beneficial owner of our common stock that is not a U.S. Holder or a partnership, or other entity treated as a partnership or disregarded from its owner, each for U.S. federal income tax purposes.

Tax Consequences to U.S. Holders
Distributions on Common Stock
As discussed above under “Dividend Policy,” we do not currently expect to make distributions on our common stock. In the event that we do make distributions of cash or other property, distributions paid on common stock, other than certain pro rata distributions of common stock, will be treated as a dividend to the extent paid out of our current or accumulated earnings and profits, if any, and will be includible in income by the U.S. Holder and taxable as ordinary income when received. If a distribution exceeds our current and accumulated earnings and profits, the excess will be first treated as a tax-free return of the U.S. Holder’s investment, up to the U.S. Holder’s tax basis in the common stock. Any remaining excess will be treated as a capital gain. Subject to applicable limitations, dividends paid to certain non-corporate U.S. Holders may be eligible for taxation as “qualified dividend income” and therefore may be taxable at rates applicable to long-term capital gains. U.S. Holders should consult their tax advisers regarding the availability of the reduced tax rate on dividends in their particular circumstances. Dividends received by a corporate U.S. Holder will be eligible for the dividends-received deduction if the U.S. Holder meets certain holding period and other applicable requirements.
Sale or Other Disposition of Common Stock
For U.S. federal income tax purposes, gain or loss realized on the sale or other disposition of common stock will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder held the common stock for more than one year. The amount of the gain or loss will equal the difference between the U.S. Holder’s tax basis in the common stock disposed of and the amount realized on the disposition. Long-term capital gains recognized by non-corporate U.S. Holders will be subject to reduced tax rates. The deductibility of capital losses is subject to limitations.
Tax Consequences to Non-U.S. Holders
Distributions
As discussed in the section entitled “Dividend Policy,” we do not anticipate paying any dividends on our common stock in the foreseeable future. If we make distributions on our common, those payments will constitute dividends for U.S. federal income tax purposes to the extent we have current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, they will constitute a return of capital and will first reduce a Non-U.S. Holder’s basis in our common stock, as applicable, but not below zero. Any excess will be treated as capital gain and will be treated as described below under the “—Gain on Sale or Other Disposition of Common Stock” section. Any such distributions would be subject to the discussions below regarding back-up withholding and Foreign Account Tax Compliance Act, or FATCA.
Subject to the discussion below on effectively connected income, any dividend paid to a Non-U.S. Holder generally will be subject to U.S. withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty. To receive a reduced treaty rate, a Non-U.S. Holder must provide us or our agent with an IRS Form W-8BEN (generally including a U.S. taxpayer identification number), IRS Form W-8 BEN-E or another appropriate version of IRS Form W-8 (or a successor form), which must be updated periodically, and which, in each case, must certify qualification for the reduced rate. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.
Dividends paid to a Non-U.S. Holder that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States and that are not eligible for relief from U.S. (net basis) income tax under an applicable income tax treaty, generally are exempt from the (gross basis) withholding tax described above. To obtain this exemption from withholding tax, the Non-U.S. Holder must provide the applicable withholding agent with an IRS Form W-8ECI or successor form or other applicable IRS Form W-8 certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States. Such effectively connected dividends, if not eligible for relief under a tax treaty, would not be subject to a withholding tax, but would be taxed at the same graduated rates applicable to U.S. persons, net of certain deductions and credits and if, in addition, the Non-U.S. Holder is a corporation, may also be subject to a branch profits tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty).
If you are eligible for a reduced rate of withholding tax pursuant to a tax treaty, you may be able to obtain a refund of any excess amounts withheld if you timely file an appropriate claim for refund with the IRS.

Gain on Sale or Other Disposition of Common Stock
Subject to the discussion below regarding backup withholding and FATCA, a Non-U.S. Holder generally will not be required to pay U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:
•
the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States and not eligible for relief under an applicable income tax treaty, in which case the Non-U.S. Holder will be required to pay tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates, and for a Non-U.S. Holder that is a corporation, such Non-U.S. Holder may be subject to the branch profits tax at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items;

•
the Non-U.S. Holder is an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met, in which case the Non-U.S. Holder will be required to pay a flat 30% tax on the gain derived from the sale, which tax may be offset by U.S. source capital losses (even though the Non-U.S. Holder is not considered a resident of the United States) (subject to applicable income tax or other treaties); or

•
we are a “U.S. real property holding corporation” for U.S. federal income tax purposes, or a USRPHC, at any time within the shorter of the five-year period preceding the disposition or the Non-U.S. Holder’s holding period for our common stock. We believe we are not currently and do not anticipate becoming a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our United States real property interests relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, gain arising from the sale or other taxable disposition by a Non-U.S. Holder of our common stock will not be subject to United States federal income tax if (a) shares of our common stock are “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, such as Nasdaq, and (b) the Non-U.S. Holder owns or owned, actually and constructively, 5% or less of the shares of our common stock throughout the five-year period ending on the date of the sale or exchange. If the foregoing exception does not apply, such Non-U.S. Holder’s proceeds received on the disposition of shares will generally be subject to withholding at a rate of 15% and such Non-U.S. Holder will generally be taxed on any gain in the same manner as gain that is effectively connected with the conduct of a U.S. trade or business, except that the branch profits tax generally will not apply.

Information Reporting and Backup Withholding
Information returns may be filed with the IRS in connection with distributions on common, and the proceeds of a sale or other disposition of common stock. A non-exempt U.S. Holder may be subject to U.S. backup withholding on these payments if it fails to provide its taxpayer identification number to the withholding agent and comply with certification procedures or otherwise establish an exemption from backup withholding.
A Non-U.S. Holder may be subject to U.S. information reporting and backup withholding on these payments unless the Non-U.S. Holder complies with certification procedures to establish that it is not a U.S. person (within the meaning of the Code). The certification requirements generally will be satisfied if the Non-U.S. Holder provides the applicable withholding agent with a statement on the applicable IRS Form (or suitable substitute or successor form), together with all appropriate attachments, signed under penalties of perjury, stating, among other things, that such Non-U.S. Holder is not a U.S. Person. Applicable Treasury Regulations provide alternative methods for satisfying this requirement. In addition, the amount of distributions on common stock paid to a Non-U.S. Holder, and the amount of any U.S. federal tax withheld therefrom, must be reported annually to the IRS and the holder. This information may be made available by the IRS under the provisions of an applicable tax treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides.

Payment of the proceeds of the sale or other disposition of common stock to or through a non-U.S. office of a U.S. broker or of a non-U.S. broker with certain specified U.S. connections generally will be subject to information reporting requirements, but not backup withholding, unless the Non-U.S. Holder certifies under penalties of perjury that it is not a U.S. person or an exemption otherwise applies. Payments of the proceeds of a sale or other disposition of common stock to or through a U.S. office of a broker generally will be subject to information reporting and backup withholding, unless the Non-U.S. Holder certifies under penalties of perjury that it is not a U.S. person or otherwise establishes an exemption.
Backup withholding is not an additional tax. The amount of any backup withholding from a payment generally will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle the holder to a refund, provided that the required information is timely furnished to the IRS.
Foreign Accounts
The Code generally imposes a U.S. federal withholding tax of 30% on dividends and, subject to the discussion below regarding proposed regulations recently issued by the U.S. Treasury Department, the gross proceeds of a disposition of our securities paid to a “foreign financial institution” (as specifically defined for this purpose), unless such institution enters into an agreement with the U.S. government to, among other things, withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) or otherwise qualifies for an exemption from these rules. A U.S. federal withholding tax of 30% also applies to dividends and, subject to the discussion below regarding proposed regulations recently issued by the U.S. Treasury Department, will apply to the gross proceeds of a disposition of our securities paid to a non-financial foreign entity (as defined in the Code), unless such entity provides the withholding agent with either a certification that it does not have any substantial direct or indirect.
Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. An intergovernmental agreement between the United States and an applicable foreign country may modify the requirements described in this paragraph.
The U.S. Treasury Department recently released proposed regulations which, if finalized in their present form, would eliminate the federal withholding tax of 30% applicable to the gross proceeds of a sale or other disposition of our common stock. In its preamble to such proposed regulations, the U.S. Treasury Department stated that taxpayers may generally rely on the proposed regulations until final regulations are issued. Prospective investors should consult their own tax advisors regarding the possible impact of these rules on their investment in our common stock, and the possible impact of these rules and the proposed regulations on the entities through which they hold our common stock, including, without limitation, the process and deadlines for meeting the applicable requirements to prevent the imposition of this 30% withholding tax.
EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR SECURITIES, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS. IN ADDITION, SIGNIFICANT CHANGES IN U.S. FEDERAL TAX LAWS WERE RECENTLY ENACTED. PROSPECTIVE INVESTORS SHOULD ALSO CONSULT WITH THEIR TAX ADVISORS WITH RESPECT TO SUCH CHANGES IN U.S. TAX LAW AS WELL AS POTENTIAL CONFORMING CHANGES IN STATE TAX LAWS.
LEGAL MATTERS
The validity of the securities offered by this prospectus will be passed upon for us by Ballard Spahr LLP, Philadelphia, Pennsylvania. Sichenzia Ross Ference LLP, New York, New York will pass upon certain legal matters for the underwriter in connection with the securities offered hereby.

EXPERTS
The consolidated financial statements of OpGen, Inc. and its subsidiaries as of December 31, 2018 and 2017, and for each of the years in the two year period ended December 31, 2018, have been incorporated by reference herein in reliance upon the report of CohnReznick LLP, an independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2018 consolidated financial statements contains an explanatory paragraph that states that the Company has experienced losses and negative cash flows from operations since its inception, has an accumulated deficit, and has debt obligations which raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.
WHERE YOU CAN FIND ADDITIONAL INFORMATION
We filed with the SEC a registration statement under the Securities Act of 1933 for the shares of common stock in this offering. This prospectus does not contain all of the information in the registration statement and the exhibits and schedule that were filed with the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and the exhibits and schedule that were filed with the registration statement. Statements contained in this prospectus about the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and we refer you to the full text of the contract or other document filed as an exhibit to the registration statement.  The SEC  maintains a website that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the SEC. The address of the website is www.sec.gov.
We file periodic reports under the Securities Exchange Act of 1934, including annual, quarterly and special reports, and other information with the Securities and Exchange Commission. These periodic reports and other information are available for inspection and copying at the SEC regional offices, public reference facilities and on the website of the SEC referred to above.
We make available free of charge on or through our internet website our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC.  The information found on our website, www.opgen.com, other than as specifically incorporated by reference in this prospectus, is not part of this prospectus.
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE
The SEC allows us to “incorporate by reference” information from other documents that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. Information in this prospectus supersedes information incorporated by reference that we filed with the SEC prior to the date of this prospectus, while information that we file later with the SEC will automatically update and supersede the information in this prospectus. We incorporate by reference into this prospectus and the registration statement of which this prospectus is a part the information or documents listed below that we have filed with the SEC (Commission File No. 001-37367):
•	our Annual Report on Form 10-K for the year ended December 31, 2018, filed with the SEC on February 27, 2019;
•	our Current Report on Form 8-K filed with the SEC on February 25, 2019 (Items 5.02 and 9.01); and
•
the description of our common stock contained in the Registration Statement on Form 8‑A filed on April 30, 2015 and any amendments to such Registration Statement filed subsequently thereto, including all amendments or reports filed for the purpose of updating such description.

We also incorporate by reference any future filings (other than current reports furnished under Item 2.02 or Item 7.01 of Form 8-K and exhibits filed on such form that are related to such items unless such Form 8-K expressly provides to the contrary) made with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, until the termination of the offering of the shares of our common stock made by this prospectus and will become a part of this prospectus from the date that such documents are filed with the SEC. Information in such future filings updates and supplements the information provided in this prospectus. Any statements in any such future filings will automatically be deemed to modify and supersede any information in any document we previously filed with the SEC that is incorporated or deemed to be incorporated herein by reference to the extent that statements in the later filed document modify or replace such earlier statements.
We will furnish to you, on written or oral request, a copy of any or all of the documents that have been incorporated by reference, including exhibits to these documents. You may request a copy of these filings at no cost by writing or telephoning our Secretary at the following address and telephone number:
OpGen, Inc.
Attention: Timothy C. Dec, Corporate Secretary
708 Quince Orchard Road, Suite 205
Gaithersburg, MD 20878
 Telephone No.: (240) 813-1260
Copies of these filings are also available through the “Investor” section of our website at www.opgen.com. For other ways to obtain a copy of these filings, please refer to “Where You Can Find More Information” above.
Any information in any of the foregoing documents will automatically be deemed to be modified or superseded to the extent that information in this prospectus modifies or replaces such information.

9,000,000 Shares of Common Stock

prospectus

Aegis Capital Corp.

March 26, 2019